EXHIBIT 12

Matrix Service Company

Ratio of Earnings to Fixed Charges

	3 Months Ended	Year Ended		One Month Ended	Year Ended
	September 30, 2011	June 30, 2011	June 30, 2010	One Month Ended June 30, 2009	May 31, 2009	May 31, 2008	May 31, 2007
Earnings:
Pre-tax income from continuing operations	5,660	30,616	7,410	1,603	47,759	33,716	31,114
Plus: Fixed Charges	586	1,873	1,598	173	1,437	1,572	3,037
Plus: Amortization of Capitalized Interest	5	19	19	2	19	19	19

Total	6,251	32,508	9,028	1,778	49,216	35,307	34,170

Fixed Charges:
Interest Expensed	209	564	514	78	440	630	1,825
Amortized premiums, discounts and capitalized expenses related to indebtedness	68	231	158	13	123	260	578
Estimated interest within rental expense (A)	309	1,078	926	82	874	682	634

Total	586	1,873	1,598	173	1,437	1,572	3,037

Ratio of Earnings to Fixed Charges	10.66	17.36	5.65	10.28	34.24	22.46	11.25

(A)	Estimated interest within rental expense was calculated as 20% of rental expense. The assumption of 20% was based upon the average lease terms and estimated interest rates of Matrix’s leases.